SEC Mail Processing

MAR 02 2020

Washington, DC

SI



20008824

ANNUAL REPORT

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

| SEC FILE NUMBER |
| 8- 15078 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sentry Equity Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

___1800 North Point Drive___
(No. and Street)

___Stevens Point,___   ___Wisconsin___   ___54481___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul M. Gwidt   (715) 346-6000
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

| 4200 WF Center, 90 South 7th Street | Minneapolis | Minnesota | 55402 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EO

OATH OR AFFIRMATION

I, __Paul M. Gwidt__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sentry Equity Services, Inc.__ , as of __December 31__ , 20__19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Treasurer_____
Title

__Sophia Moua__
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*



KPMG LLP
Suite 1050
833 East Michigan Street
Milwaukee, WI 53202-5337

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Sentry Equity Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentry Equity Services, Inc.
(the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In
our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended
in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has
extensive transactions and relationships with members of the group. Because of these relationships, it is
possible that the terms of these transactions are not the same as those that would result from transactions
among wholly unrelated parties.



Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2007.

Milwaukee, Wisconsin
February 28, 2020

2

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	99,859
Prepaid expenses		26,744
Intercompany tax receivable		560
Total assets	$	127,163

Liabilities and Stockholder's Equity

Liabilities:		
Intercompany payable	$	58,701
Total liabilities		58,701
Stockholder's equity:		
Common stock, $10 par value. Authorized 1,000 shares; issued and outstanding 720 shares		7,200
Additional paid-in capital		752,800
Accumulated deficit		(691,538)
Total stockholder's equity		68,462
Total liabilities and stockholder's equity	$	127,163

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

Year ended December 31, 2019

Revenues:		
Management fees	$	120,800
Distribution fees		3,012
Interest from cash in bank		1,281
Total revenues		125,093
Expenses:		
Employee compensation and benefits		39,580
Regulatory		70,880
Other		14,633
Total expenses		125,093
Loss before federal income tax		-
Federal income tax credit		-
Net Loss	$	-

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, December 31, 2018	$	7,200	752,800	(691,538)	68,462
Net Loss		—	—	—	—
Balance, December 31, 2019	$	7,200	752,800	(691,538)	68,462

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net Loss	$	—
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses		1,615
Increase in intercompany tax receivable		(3,667)
Decrease in intercompany payable		(6,583)
Net cash used in operating activities		(8,635)
Cash, beginning of year		108,494
Cash, end of year	$	99,859

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

Year ended December 31, 2019

(1) Nature of Business

Sentry Equity Services, Inc. (the Company) is a wholly owned subsidiary of Sentry Insurance a Mutual Company (SIAMCO) and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations are limited to the underwriting of, interests in, or participations in SIAMCO's life insurance affiliate separate accounts. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and on October 13, 2003 for variable life annuities. Management of the Company has determined that there is no justification for substantial doubt regarding the Company's ability to continue as a going concern.

(2) Basis of Presentation and Significant Accounting Policies

The Company's Financial Statements are prepared on the basis of U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue consists of management fees, distribution fees, and interest income related to securities operations disclosed in note 1. Management fees pertain to services the Company has provided servicing contracts in-force; none of the management fees relate to future service obligations. Management fees are intended to reimburse the Company for net expenses incurred related to these services. Distribution fee revenue consists of fees charged on customer deposits made to existing in-force contracts, these are fixed percentages per each contract; there are no future service obligations associated with this revenue. Given there are no future service obligations related to management fees or distribution fees, revenue is recognized immediately when all service obligations are performed.

(3) Income Taxes

The Company files a consolidated federal income tax return with SIAMCO. In accordance with the intercompany tax allocation policy, the Company pays to or receives from SIAMCO amounts equivalent to the federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercompany Tax Allocation Agreement, the Company paid $3,665 during the year ended December 31, 2019. The only differences between the basis of assets and liabilities for financial and tax reporting purposes relate to state net operating loss carryforwards, the balance is $92 and $95 as of year ended December 31, 2019 and December 31, 2018, for which there is a full valuation allowance.

The Company recognizes and measures its unrecognized tax benefits in accordance with the FASB Accounting Standards Codification 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(4) Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3 1 (the Rule), the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At December 31, 2019, the Company had net capital of $41,158 which was $36,158 in excess of the required minimum net capital of $5,000. The Company's net capital ratio was 1.4 to 1 at December 31, 2019, which was in compliance with the 15 to 1 limit under the Rule.

(5) Related-Party Transactions

The Company participates in an Expense Allocation Agreement as a wholly owned subsidiary of SIAMCO. Allocated expense of $54,564 for the year ended December 31, 2019 were based on time and usage studies that are updated at least annually by the Company and SIAMCO. Allocated expenses include items such as salaries, benefits, and rent expenses for service functions such as accounting and compliance. Direct expense (not allocated) totaled $70,529 for the year ended December 31, 2019. Direct expenses include items such as external audit fees and FINRA registration fees.

As exclusive underwriter and broker dealer for the sale of variable annuities and variable universal life policies for a SIAMCO affiliate, the Company received $3,012 in distribution fees from variable annuity policy contributions for the year ended December 31, 2019.

The Company receives management fees from an affiliate of SIAMCO for which it provides underwriting and broker dealer services according to a dealer agreement with that affiliate. The management fee is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Per this agreement, management fees of $120,800 are included in Company income for the year ended December 31, 2019. This same affiliate of SIAMCO is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

The Company has no direct employees. It utilizes services provided by employees of SIAMCO. The Company participates in an Expense Allocation Agreement with certain affiliated companies.

Because of these aforementioned relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. See paragraph one of note 5.

(6) Subsequent Events

In connection with the preparation of the financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2019 through February 28, 2020 which was the date the financial statements were issued. No significant subsequent events were identified.

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Stockholder's equity	$	68,462
Less nonallowable assets:		
Prepaid expenses		26,744
Intercompany tax receivable		560
Net capital		41,158
Less net capital requirement		5,000
Net capital in excess of required amount	$	36,158
Aggregate indebtedness:		
Total liabilities	$	58,701
Aggregate indebtedness	$	58,701
Percentage of aggregate indebtedness to net capital		142.62%

Reconciliation under Rule 17a-5(d)(4):
 No differences exist between the preceding computation of net capital and the unaudited Focus
  Report IIA of Form X-17A-5 filed as of December 31, 2019.

See accompanying report of independent registered public accounting firm.

SENTRY EQUITY SERVICES, INC.

Computation for Determination of Customer Account Reserve of
Brokers and Dealers under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act
of 1934 under Section (k)1 of that rule.

See accompanying report of independent registered public accounting firm.

SENTRY EQUITY SERVICES, INC.

Computation for Determination of PAB Account Reserve of
Brokers and Dealers under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act
of 1934 under Section (k)1 of that rule.

See accompanying report of independent registered public accounting firm.

SENTRY EQUITY SERVICES, INC.

Information for Possession or
Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)1 of that rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1050
833 East Michigan Street
Milwaukee, WI 53202-5337

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sentry Equity Services, Inc.:

We have reviewed management's statements, included in the accompanying Sentry Equity Services, Inc. CRD# 5069 (BD SEC # 8 15078) Annual Exemption Report (the Exemption Report), in which (1) Sentry Equity Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Milwaukee, Wisconsin
February 28, 2020



Sentry Equity Services, Inc.

Sentry Equity Services, Inc. CRD# 5069 (BD SEC# 8-15078)
Annual Exemption Report

Sentry Equity Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R §240.15c3-3(k), section (1), as Sentry Equity Services, Inc.'s transactions are limited to the distribution of redeemable securities of registered investment company shares and variable contracts participating in insurance company separate accounts.

The Company met the exemption provision throughout the most recent fiscal year January 1, 2019 to December 31, 2019 without exception.

Sentry Equity Services, Inc.

By: _____
       Carla M Danczyk

Title: Chief Compliance Officer

Date: 1/3/2020

SIPC-3 2019

8-

8-15078 FINRA DEC   09/19/1969
SENTRY EQUITY SERVICES INC
1800 NORTHPOINT DR
STEVENS POINT, WI 54481

Form SIPC-3   FY 2019

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending __12/31/2019__ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☐ (ii) its business as a broker-dealer is expected to consist exclusively of:
  ☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  ☒ (II) the sale of variable annuities;
  ☐ (III) the business of insurance;
  ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SENTRY EQUITY SERVICES, INC.

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)



Sentry Equity Services, Inc.

StatutoryReporting@sentry.com
800-533-7827 PHONE
715-346-7283 FAX

February 28, 2020

SEC Mail Processing

MAR 02 2020

Washington, DC

SEC Headquarters
100 F Street, NE
Washington, DC 20549

We are enclosing the following to meet our annual filing requirements:

- One copy of the Sentry Equity Services, Inc. audited financial statements, including the facing page Form X-17-A-5, Part IIA for the calendar ended December 31, 2019.
- One copy of the Sentry Equity Services, Inc. Exemption Report. Also included is the Report of Independent Accountants on the Exemption Report, and the SIPC-3 Form.

If you have any questions regarding this filing, please contact us at (715) 346-6000 or StatutoryReporting@sentry.com.

Respectfully,

Zachary Szprejda
Sentry Equity Services, Inc.